Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

January 11, 2008
Our ref. No. PI 179

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- Announcement of Results of Tender Offer for Shares of Kinsho Corporation (Listed Subsidiary of Tender Offeror)

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager
Investor Relations Office

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

[TRANSLATION]

January 11, 2008

To whom it may concern:

Company Name: Mitsubishi Corporation
Representative: Yorihiko Kojima
Representative Director, President & CEO
Code Number: 8058
Address of Head Office: 2-3-1, Marunouchi, Chiyoda-ku, Tokyo
Contact: Sadanobu Takemasu
Corporate Communication, Press Relations team leader
(Tel: 03-3210-2104)

ANNOUNCEMENT OF RESULTS OF TENDER OFFER FOR SHARES OF KINSHO CORPORATION (LISTED SUBSIDIARY OF TENDER OFFEROR)

At a meeting of the Board of Directors held on November 16, 2007, Mitsubishi Corporation (hereinafter the "Company" or the "Tender Offeror") resolved that it will acquire shares of Kinsho Corporation (Code Number: 8064, First Section of the Tokyo Stock Exchange, hereinafter the "Target") by means of a tender offer (hereinafter the "Tender Offer") and commenced the Tender Offer on November 19, 2007. Having completed the Tender Offer on January 10, 2008, the Company hereby notifies you of the results of the Tender Offer as follows.

1. Outline of the Tender Offer (announced on November 16, 2007)

(1) Name and Address of the Tender Offeror
2-3-1, Marunouchi, Chiyoda-ku, Tokyo
Mitsubishi Corporation

(2) Name of the Target
Kinsho Corporation

(3) Class of Share Certificates, Etc. to be Purchased
Common Stock

(4) Number of Share Certificates, Etc. Scheduled to be Purchased

Class of Share Certificates, Etc.	(a) Number of Shares to be Purchased	(b) Minimum Number of Shares to be Purchased	(c) Excess of Number of Shares to be Purchased
Share Certificates	14,553,535 shares	- shares	- shares
Stock Acquisition Right Certificates	-	-	-
Corporate Bond Certificates with Stock Acquisition Rights	-	-	-
Beneficiary Certificates of Trust of Share Certificates, Etc. ( )	-	-	-
Depositary Receipts for Share Certificates, Etc. ( )	-	-	-

(3) Calculation used in case where the Tender Offer was conducted by way of the pro rata method

Not applicable.

(4) Funds Required for the Tender Offer

Total Amount of Funds Required in the Tender Offer	JPY 5,991,669,880
Purchase price	JPY 5,905,669,880

(5) Settlement Method

(i) Name and Address of the Head Office of the Financial Instruments Firm, Bank, Etc. Settling the Tender Offer
Mitsubishi UFJ Securities Co., Ltd. 2-4-1, Marunouchi, Chiyoda-ku, Tokyo

(ii) Settlement Commencement Date
January 21, 2008 (Monday)

(iii) Settlement Method
Without delay following the end of the Tender Offer Period, notification regarding the purchase under the Tender Offer will be mailed to the address of the tendering shareholders (in case of foreign shareholders, their standing proxy).
The purchase will be settled in cash. Without delay following the settlement commencement date, the Tender Offer Price for the purchased shares, etc. shall be remitted by the Tender Offer Agent to a location designated by the tendering shareholders, etc.

(6) Locations Where Copies of the Tender Offer Report are Made Available for Inspection

Mitsubishi Corporation, Head Office (2-3-1, Marunouchi, Chiyoda-ku, Tokyo)
Tokyo Stock Exchange Group, Inc. (2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)

3. Policy and Prospects after the Tender Offer

(1) Policy and Prospects after the Tender Offer

As previously announced in the "ANNOUNCEMENT OF COMMENCEMENT OF TENDER OFFER FOR SHARES OF KINSHO CORPORATION (LISTED SUBSIDIARY OF TENDER OFFEROR)" dated November 16, 2007, the Company intends to make the Target its wholly-owned subsidiary. However, as the Company has failed to acquire all of the issued shares in the Target by way of this Tender Offer, it expects to implement a share exchange (kabushiki-koukan) whereby the Target will become a wholly-owned subsidiary of the Company (the "Share Exchange").

Pursuant to Article 796, Paragraph 3 of the Corporation Act the Company plans to implement the Share Exchange without obtaining the approval of a general meeting of its shareholders (so-called *kani-kabushiki-koukan*). Similarly, pursuant to Article 784, Paragraph 1 of the Corporation Act, the Target plans to implement the Share Exchange without obtaining the approval of a general meeting of its shareholders (so-called *ryakushiki-kabushiki-koukan*).

It is expected that, under the Share Exchange, cash will be delivered to shareholders in consideration for their shares in the Target. It is, however, possible that consideration other than cash will be provided depending, among other factors, upon the Company's shareholding ratio, the status of holdings of shares of the Target by holders other than the Company after the Tender Offer, or the competent authorities' interpretation of related laws and regulations. Although the amount of the money to be delivered in exchange for one share of the Target's stock has not been decided, such amount will be calculated on the basis of the purchase price of the Tender Offer and is expected to be the same as, or to be an amount similar to, the purchase price of the Tender Offer. However, due to the interval between the calculations, depending on various factors such as the Target's business, operational results, financial standing, assets or management, or the prospects thereof, changes in the circumstances surrounding the Target's business, fluctuations in the results of the operations of the Company and of the Target, influences of the stock

procedures and information disclosure standards in the United States. In particular, Article 13 (e) and Article 14 (d) of the U.S. Securities Exchange Act of 1934, and the rules prescribed thereunder do not apply to the Tender Offer, and the Tender Offer does not conform to those procedures and standards. As the Tender Offeror is a company incorporated outside the U.S. and most officers of the Tender Offeror are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiaries or affiliates subject to the jurisdiction of a U.S. court.

(Note 4) Unless otherwise specified, all procedures relating to the Tender Offer for which this document is being submitted are to be conducted entirely in Japanese. If any portion of the documentation relating to the Tender Offer is prepared in English and there is any inconsistency between the English documentation and the Japanese documentation, the Japanese documentation will prevail.

(Note 5) This document includes the "forward-looking statements" as defined in Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Actual results might be substantially different from the forecasts given explicitly or implicitly as the "forward-looking statements," due to any known or unknown risks, uncertainties or any other factors. The Tender Offeror does not assure that such explicit or implicit forecasts given as "forward-looking statements" will be realized. The "forward-looking statements" contained in this document have been prepared based on the information possessed by the Tender Offeror as of the date hereof, and, unless otherwise obliged under applicable laws and regulations or rules of any financial instruments exchange, the Tender Offeror does not assume any obligation to update or revise this document to reflect any future events or circumstances.

End.

END